Gina Merritt-Epps, Esq.
Corporate Counsel & Secretary

October 25, 2010

Ronald E. Alper
Staff Attorney
United States Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	South Jersey Industries, Inc.
Form 10-K for Fiscal Year Ended Dec. 31, 2009
Filed March 1, 2010
Proxy Statement on Schedule 14A
Filed March 18, 2010
File No. 001-06364

Dear Mr. Alper:

Thank you for speaking with our outside counsel on Friday, October 22, 2010. This correspondence confirms your consent to an extension of the deadline to provide the information requested in Mr. Owings’ September 27th letter. Thank you for consenting to the request. We will provide the information by October 29, 2010.

Sincerely,

/s/ Gina Merritt-Epps

Gina Merritt-Epps, Esq.
Corporate Counsel & Secretary

GME/sjh
cc: A. Kelly